UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 23 Pages)

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 2 of 23 Pages

1.	Names of Reporting Persons Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 Class A Shares (1)
	8.	Shared Voting Power 40,057,519 Class B Shares (2)
	9.	Sole Dispositive Power 100 Class A Shares (1)
	10.	Shared Dispositive Power 52,443,049 Class B Shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,443,149 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7% (5)(6)(7)
14.	Type of Reporting Person (see instructions) IN

Page 3 of 23 Pages

(1)	Consists of 100 shares of Class A Common Stock held by Ray Dolby. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”). Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Consists of (i) 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (iv) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), and (v) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”). Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held by Ray Dolby, (ii) 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (iii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (vi) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	Represents 87.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 4 of 23 Pages

1.	Names of Reporting Persons Dagmar Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 40,057,519 Class B Shares (8)
	9.	Sole Dispositive Power 2,500,000 Class B Shares (9)
	10.	Shared Dispositive Power 52,443,049 Class B Shares (10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,943,049 Class B Shares (11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1% (12)(13)(14)
14.	Type of Reporting Person (see instructions) IN

Page 5 of 23 Pages

(8)	Consists of 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(9)	Consists of 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”). Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(10)	Consists of (i) 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (v) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(11)	Consists of (i) 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, (v) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 2,500,000 shares of Class B Common Stock held by the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(12)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(13)	Represents 91.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(14)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 6 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 40,057,519 Class B Shares (15)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 40,057,519 Class B Shares (15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,057,519 Class B Shares (15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.5% (16)(17)(18)
14.	Type of Reporting Person (see instructions) OO

Pages 7 of 23 Pages

(15)	Consists of 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(16)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(17)	Represents 67.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(18)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 8 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,410,165 Class B Shares (19)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,165 Class B Shares (19)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (20)(21)(22)
14.	Type of Reporting Person (see instructions) OO

Page 9 of 23 Pages

(19)	Consists of 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A, as Special Trustee of such trust.
(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 2.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 10 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,810,165 Class B Shares (23)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165 Class B Shares (23)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (24)(25)(26)
14.	Type of Reporting Person (see instructions) OO

Page 11 of 23 Pages

(23)	Consists of 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B, as Special Trustee of such trust.
(24)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(25)	Represents 3.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(26)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 12 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,582,600 Class B Shares (27)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,582,600 Class B Shares (27)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (28)(29)(30)
14.	Type of Reporting Person (see instructions) OO

Page 13 of 23 Pages

(27)	Consists of 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust A, as Special Trustee of such trust.
(28)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(29)	Represents 7.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(30)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 14 of 23 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,582,600 Class B Shares (31)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,582,600 Class B Shares (31)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (32)(33)(34)
14.	Type of Reporting Person (see instructions) OO

Page 15 of 23 Pages

(31)	Consists of 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust B. Ray Dagmar and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust B, as Special Trustee of such trust.
(32)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(33)	Represents 7.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(34)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 16 of 23 Pages

1.	Names of Reporting Persons Thomas E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,242,765 Class B Shares (35)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,242,765 Class B Shares (35)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1% (36)(37)(38)
14.	Type of Reporting Person (see instructions) IN

Page 17 of 23 Pages

(35)	Consists of (i) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (ii) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (iii) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(36)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(37)	Represents 12.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(38)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 18 of 23 Pages

1.	Names of Reporting Persons David E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,667,406 (40)
	8.	Shared Voting Power 40,057,519 Class B Shares (41)
	9.	Sole Dispositive Power 24,641 Class A Shares (42)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,667,406 (40)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6% (43)(44)(45)
14.	Type of Reporting Person (see instructions) IN

Page 19 of 23 Pages

(40)	Consists of (i) 21,554 shares of Class A Common Stock held by David E. Dolby and (ii) stock options held by David E. Dolby to purchase 3,087 shares of Class A Common Stock that are exercisable within 60 days after February 25, 2013, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,582,600 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(41)	Consists of 40,057,519 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(42)	Consists of (i) 21,554 shares of Class A Common Stock held by David E. Dolby and (ii) stock options held by David E. Dolby to purchase 3,087 shares of Class A Common Stock that are exercisable within 60 days after February 25, 2013.
(43)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(44)	Represents 12.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(45)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Class A CUSIP Number: 25659T107

Class B CUSIP Number: Not Applicable	Page 20 of 23 Pages

1.	Names of Reporting Persons Dolby Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,500,000 Class B Shares (46)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,500,000 Class B Shares (46)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 Class B Shares (46)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (47)(48)(49)
14.	Type of Reporting Person (see instructions) OO

Page 21 of 23 Pages

(46)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as Special Managers of the Family LLC.
(47)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(48)	Represents 4.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(49)	Based on 46,351,339 shares of Class A Common Stock and 55,121,632 shares of Class B Common Stock outstanding on January 23, 2013.

Page 22 of 23 Pages

Explanatory Note:

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, and Amendment No. 3 thereto filed with the Commission on January 2, 2013. This Amendment is filed on behalf of (i) Ray Dolby, (ii) Dagmar Dolby, (iii) Thomas E. Dolby, (iv) David E. Dolby, (v) Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (vi) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (vii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (viii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, (ix) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (x) Dolby Holdings II LLC (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On February 27, 2013, each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B transferred 416,400 shares of Class B Common Stock to the Ray Dolby Trust. Each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B are Grantor Retained Annuity Trusts whose trust instruments require an annual annuity payment to the Ray Dolby Trust. The share transfers effected on February 27, 2013 were made in satisfaction of that annuity payment requirement, and no Reporting Person received any consideration in exchange for those transfers.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to Schedule 13D/A filed with the Commission on December 26, 2012).

Exhibit 2:	Power of Attorney – Dagmar Dolby.

Exhibit 3:	Power of Attorney – Thomas E. Dolby.

Exhibit 4:	Power of Attorney – David E. Dolby.

Exhibit 5:	Power of Attorney – Ray Dolby 2011 Trust A.

Exhibit 6:	Power of Attorney – Ray Dolby 2011 Trust B.

Exhibit 7:	Power of Attorney – Ray Dolby (incorporated by reference to Exhibit 24.1 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 8:	Power of Attorney - Ray Dolby Trust.

Exhibit 9:	Power of Attorney - Ray Dolby 2002 Trust A.

Exhibit 10:	Power of Attorney - Ray Dolby 2002 Trust B.

Exhibit 11:	Power of Attorney - Dolby Holdings II LLC.

Page 23 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 5, 2013.

RAY DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Ray Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAGMAR DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby Title: Co-Trustee

THOMAS E. DOLBY		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

DAVID E. DOLBY		RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby Title: Co-Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011

		By:	*
Name: Dagmar Dolby Title: Co-Trustee

DOLBY HOLDINGS II LLC

		By:	*
Name: Dagmar Dolby Title: Manager

*By:	/s/ Patrick R. McCabe Patrick R. McCabe, Individually and for Morrison & Foerster LLP, as Attorney-in-Fact